Contact

www.linkedin.com/in/christopher-hunter-890a2315 (LinkedIn)

Top Skills

Entrepreneurship
New Business Development
Marketing Strategy

Christopher Hunter

Co-Founder | CEO | Investor
Miami

Experience

Koia

Co-Founder / CEO
June 2016 - Present (5 years 11 months)
Greater San Diego Area

The secret behind Koia is simplicity. Every product starts with 100% plant-based protein made even more delicious with simple, natural ingredients you'll actually recognize. The results are craveable, on-the-go protein products that are free of dairy, soy and the high sugar content. Put simply, we believe in the preserving the positive energy of plants and reducing the things you don't want. When you do that you get a healthier protein, naturally. When you do that you get Koia.

Phusion Projects

16 years 5 months

Co-Founder
December 2005 - Present (16 years 5 months)
Chicago, IL

Phusion Projects, LLC is a Chicago-based beverage company that sells its products – including Four Loko, Moskato Life and Earthquake – nationwide.

The company is a small business success story! Phusion Projects was founded with a Small Business Administration (SBA) loan in 2005 by Chris Hunter, Jaisen Freeman and Jeff Wright. Today, it is a thriving national company. Additionally, Phusion Projects is proud to contribute to thousands of jobs across the U.S., including at hundreds of beer distributors. To learn more about Phusion, please visit our website: http://www.phusionprojects.com.

From the company's inception, Phusion Projects has been committed to making contributions to communities, operating as a responsible member of the alcoholic beverage industry and setting unmatched standards in this regard. More information is available on Phusion's corporate giving programs at www.phusioncares.com and the company's responsible drinking efforts at www.phusionresponsibility.com.

Managing Partner
December 2005 - January 2016 (10 years 2 months)

Phusion Projects, LLC is a Chicago-based beverage company that sells its products – including Four Loko, Moskato Life and Earthquake – nationwide.

The company is a small business success story! Phusion Projects was founded with a Small Business Administration (SBA) loan in 2005 by Chris Hunter, Jaisen Freeman and Jeff Wright. Today, it is a thriving national company. Additionally, Phusion Projects is proud to contribute to thousands of jobs across the U.S., including at hundreds of beer distributors. To learn more about Phusion, please visit our website: http://www.phusionprojects.com.

From the company's inception, Phusion Projects has been committed to making contributions to communities, operating as a responsible member of the alcoholic beverage industry and setting unmatched standards in this regard. More information is available on Phusion's corporate giving programs at www.phusioncares.com and the company's responsible drinking efforts at www.phusionresponsibility.com.

Naturally San Diego
Founding Board Member
March 2020 - January 2021 (11 months)
San Diego

Blavod Extreme
Area Manger
2003 - 2005 (2 years)

Education

The Ohio State University
Bachelor of Science Business Administration, Marketing · (1998 - 2002)

Northwestern University - Kellogg School of Management
Executive Scholars, Executive Scholars Program · (2013 - 2015)

Miami University
 · (1997 - 1998)